UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Final Results

Press Release

28 February 2011

PEARSON 2010 PRELIMINARY RESULTS (UNAUDITED)

Record results
Adjusted EPS up 19% to 77.5p and operating cash flow up 16% to £1.06bn (headline growth rates).

Faster top-line growth
Revenues up 8% at CER with growth in all businesses: Education up 9%, Penguin up 2% and FT Group up 12%.

Rapid growth in developing markets and digital businesses
Developing markets revenues up 29% in headline terms to $834m ($648m in 2009), now approximately 10% of Pearson’s total sales.

Digital revenues up 24% in headline terms to £1.6bn (£1.3bn in 2009), now 29% of Pearson’s sales. Substantial growth in all parts of Pearson including:

• Students served by our digital learning programmes up 33% to more than 55m.
• Penguin eBook revenues up 182%; 6% of total Penguin revenues.
•  FT digital paid circulation up over 50% to 207,000; approximately a third of total global paid circulation.

Double digit profit growth in all businesses
Adjusted operating profit up 15% to £857m with growth of 13% in Education (to £691m), 10% at Penguin (to £106m) and 54% at the FT Group (to £60m).

Further efficiency gains
Operating margins reach 15.1% (up 1.3% points); average working capital: sales ratio improved to 20.1% (25.1% in 2009); return on invested capital up to 10.3% (8.9% in 2009).

Sustained investment
£535m invested in new companies in emerging markets including Wall Street Institute and SEB and, more recently, TutorVista and CTI. Organic investment in new products and technologies of £529m, an all-time high, with a further increase planned for 2011.

9% dividend growth
Dividend raised 9% to 38.7p and now covered 2.0x, representing Pearson’s 19th consecutive dividend increase and fastest rate of growth in a decade.

Healthy outlook
Pearson expects to achieve continued sales, margin and adjusted EPS growth in 2011. This guidance is struck at current exchange rates (£1:$1.61) and is in spite of tough trading conditions in some of our markets and rapid industry change.

Marjorie Scardino, chief executive, said: “These numbers add up to another excellent year for Pearson.  More important than that, they indicate the changing shape and nature of our company: more digital, more efficient, more exposed to fast-growing economies, more focussed on all kinds of learning. Our markets will be tough again this year, but we have a proven formula built on investment, innovation and efficiency which we are using to accelerate change in our company and in our markets.”

FINANCIAL HIGHLIGHTS

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Business performance
Sales	5,663	5,140	10%	8%	5%
Adjusted operating profit	857	710	21%	15%	14%
Adjusted earnings per share	77.5p	65.4p	19%

Operating cash flow	1,057	913	16%
Free cash flow	904	723	25%
Free cash flow per share	112.8p	90.5p	25%
Return on invested capital	10.3%	8.9%	1.4% pts
Net debt	430	1,092	61%
Statutory results
Sales	5,663	5,140	10%
Operating profit	743	619	20%
Profit before tax	670	523	28%
Basic earnings per share	161.9p	53.2p	204%
Cash generated from operations	1,169	1,012	16%
Dividend per share	38.7p	35.5p	9%

DIVISIONAL ANALYSIS

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales
North American Education	2,640	2,470	7%	5%	4%
International Education	1,234	1,035	19%	16%	6%
Professional	333	275	21%	20%	6%
FT Group	403	358	13%	12%	9%
Penguin	1,053	1,002	5%	2%	6%
Total continuing	5,663	5,140	10%	8%	5%
Discontinued (Interactive Data)	296	484	(39%)	(39%)	--
Total	5,959	5,624	6%	4%	5%
Adjusted operating profit
North American Education	469	403	16%	14%	12%
International Education	171	141	21%	10%	8%
Professional	51	43	19%	16%	5%
FT Group	60	39	54%	54%	49%
Penguin	106	84	26%	10%	26%
Total continuing	857	710	21%	15%	14%
Discontinued (Interactive Data)	81	148	(45%)	(46%)	--
Total	938	858	9%	5%	14%

Throughout this announcement:
a)	Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes.
b)
Interactive Data is treated as a discontinued business. Sales, operating profit and growth rates are stated on a continuing business basis, excluding Interactive Data from both 2009 and 2010. Until its sale on 29 July 2010, Interactive Data contributed revenues of £296m (full year 2009: £484m) and adjusted operating profit of £81m (2009: £148m).

c)
The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 16.

Pearson plc, 80 Strand, London, WC2R 0RL
Registered in England 53723

OUTLOOK

Over the past five years Pearson has produced average annual earnings and cash flow growth of 16%. We sustained our growth even in the face of very tough economic and market conditions in recent years. We are planning for some of our markets to remain weak in 2011, particularly those that depend on government spending and traditional print publishing business models. In addition, we face tough comparatives (especially in the first half of the year) after our particularly strong competitive and financial performance in 2010.

Even so, we have built a series of competitive advantages which should help us deliver another good year in 2011. These advantages include our sustained investment, digital leadership, educational effectiveness, positions in fast-growing economies and operating efficiency. At this early stage, Pearson expects to achieve continued sales, margin and adjusted EPS growth in 2011. This guidance is struck at current exchange rates (£1:$1.61) and includes further integration costs on acquisitions made in 2010 (which are always expensed).

In Education, we expect to achieve continued growth in 2011. In North America, we see growth in higher education (despite slower enrolment rates) and assessment more than offsetting a slower year for the school publishing industry (the result of the lower new adoption opportunity and pressure on state budgets). Our International Education business will benefit from its rapidly-growing position in services, technology and developing economies, enabling it to grow again despite the weak public spending environment in some markets.

At the FT Group, we are rapidly shifting our business model towards digital and subscription revenues. Advertising revenues remain unpredictable, but we see healthy demand for the FT’s premium content, especially in digital formats, and a recovery in business conditions for Mergermarket.

Penguin will face another year of fast-changing industry conditions, driven by the rapid growth of both digital sales channels and digital books, and by the resulting pressures on physical bookstores. After particularly strong competitive performance and financial results in 2010, we expect Penguin to perform in line with the overall consumer publishing industry this year, while we continue to adapt the business to these industry changes.

Interest and tax. In 2011, our lower net debt level and pension finance charge will result in a lower interest charge to adjusted earnings than in 2010. We expect our P&L tax charge against adjusted earnings to be in the 24-26% range and our cash tax rate to be in the 15-20% range.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2010 was £1:$1.54) has an impact of approximately 1.3p on adjusted earnings per share.

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                                                                                                                                          + 44 (0) 20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

STRATEGY OVERVIEW

Pearson’s goal is to help people make progress in their lives through learning. We aim to be the world’s leading learning company, serving the citizens of a brain-based economy wherever and whenever they are learning. In financial terms, we measure our progress against three key measures: earnings, cash and return on invested capital.

Our strategy for achieving these goals has four major elements, which are common (though applied somewhat differently) to all our businesses:

•
Long-term organic investment in content:  Over the past five years, we have invested £4bn in our business including: education programmes; authors for Penguin; FT Publishing’s journalism. In 2010, that content investment reached an all-time high of approximately £900m. We believe that this consistent investment is critical to the quality and effectiveness of our products and that it has helped us gain share in many of our markets.

•
Digital products and services businesses: Our strategy is to add services to our content, usually enabled by technology, to make the content more useful, more personal and more valuable. These digital products and services businesses give us access to new, bigger and faster-growing markets. In 2010, our digital revenues were £1.6bn or 29% of Pearson’s total sales. Our worldwide educational testing businesses have increased their revenues almost 70% over the past five years to $1.7bn.

•
International expansion: We are already present in more than 70 countries and we are investing to become a much larger global company, with particular emphasis on fast-growing markets in China, India, Africa and Latin America. Over the past five years, our international education business has grown headline sales at an average annual rate of 18% through strong organic growth and acquisitions, generating more than £1.2bn of revenues in 2010.

•
Efficiency: Our investments in content, services and new geographic markets are fuelled by steady efficiency gains. Since 2006, our operating profit margins have increased from 12.7% to 15.1% and our ratio of average working capital to sales has improved from 26.3% to 20.1%.

We made good organic progress on our strategic priorities in 2010. In addition, we made a series of significant portfolio changes, selling our stake in Interactive Data for $2bn and beginning the process of reinvesting the proceeds in a series of acquisitions that extend both the geographic reach and the product breadth of our education company.

This strategy has helped us make significant progress on our financial goals:

•	Earnings: over the past five years, we have grown adjusted EPS at an average annual rate of 16% in headline terms.

•	Cash: our operating cash flow has increased at an average annual rate of 16% over the past five years and we have converted, on average, more than 100% of our profits into cash.

•	ROIC: our ROIC has increased from 8.1% in 2006 to 10.3% in 2010, above our cost of capital.

	2006	2007	2008	2009	2010	Average annual growth (headline)
Adjusted earnings per share	43.1p	46.7p	57.7p	65.4p	77.5p	16%
Operating cash flow	£575m	£684m	£796m	£913m	£1,057m	16%
Return on invested capital	8.1%	8.9%	9.2%	8.9%	10.3%	--

FINANCIAL OVERVIEW

In 2010, Pearson’s sales increased by 10% in headline terms to £5.7bn and adjusted operating profit by 21% to £857m.

The headline growth rates include a benefit from currency movements and acquisitions. Currency movements added £128m to sales and £39m to operating profit. This was the result of the strengthening of the US dollar and other currencies against sterling: we generated approximately 60% of our sales and profits in US dollars and the average exchange rate strengthened from £1:$1.57 in 2009 to £1:$1.54 in 2010. At constant exchange rates (ie stripping out the benefit of those currency movements), our sales and operating profit grew 8% and 15% respectively.

Acquisitions, primarily in our education company, contributed £120m to sales and £5m to operating profits. This includes integration costs and investments related to our newly-acquired companies, which we expense.

Our underlying revenue and operating profit (ie stripping out the benefit of both portfolio changes and currency movements) grew 5% and 14% respectively.

The disposal of Interactive Data was completed on 29 July 2010. Interactive Data therefore contributed seven months of profit in 2010, compared to a full twelve months in 2009. Pearson’s total operating profit increased 9% in headline terms to £938m, reflecting this part-year contribution from Interactive Data in 2010.

Our tax rate in 2010 was 25.2%, a little lower than in 2009.

We increased adjusted earnings per share by 19% in headline terms to 77.5p.

Cash generation. We increased operating cash flow by £144m to £1,057m (headline growth of 16%) and free cash flow by £181m to £904m, or 112.8p per share (headline growth of 25%). We converted 113% of operating profit into cash, with our average working capital: sales ratio improving by a further five percentage points to 20.1% as we benefited from the rapid growth in our digital businesses and continued efficiency improvements.

Return on invested capital. We improved our return on average invested capital by 1.4 percentage points to 10.3%, benefiting from strong profit growth and tight control of working capital as well as the part-year contribution from Interactive Data.

Statutory results. Our statutory results show an increase of £124m in operating profit to £743m (£619m in 2009).  Basic earnings per share were 161.9p in 2010, up from 53.2p in 2009, helped by the profit on disposal of Interactive Data.

Balance sheet. We significantly reduced our net debt by £662m to £430m (£1,092m in 2009). We benefited from the proceeds from the sale of Interactive Data and strong cash generation, partly offset by acquisition investment of £535m and sustained investment in our businesses. Since 2000, Pearson’s net debt/ EBITDA ratio has fallen from 3.9x to 0.4x and our interest cover has increased from 3.1x to 11.0x.

Dividend. The board is proposing a dividend increase of 9% to 38.7p, subject to shareholder approval. 2010 will be Pearson’s 19th straight year of increasing our dividend above the rate of inflation and our fastest rate of growth in a decade. Over the past ten years we have increased our dividend at a compound annual rate of 6%, returning more than £2.3bn to shareholders. We have a progressive dividend policy: we intend to sustain our dividend cover at around 2.0x over the long term, increasing our dividend more in line with earnings growth.

NORTH AMERICAN EDUCATION

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales	2,640	2,470	7%	5%	4%
Adjusted operating profit	469	403	16%	14%	12%

North American Education is Pearson’s largest business, with 2010 sales of £2.6bn and operating profit of £469m. Building on our roots as a leading publisher of educational materials and provider of assessment services, we have made significant investments and changes to transform Pearson into a world-leading provider of learning technologies for students and enterprise technologies for educational institutions. These technology services - including eCollege, PowerSchool, the MyLabs and Edustructures - are the backbone of our strategy to help educators raise student performance and institutions to become more effective.

Key highlights in 2010 include:

Higher Education
•
The US higher education publishing market grew 7.3% in 2010, according to the Association of American Publishers, with the industry seeing healthy enrolment growth and good demand for instructional materials. Pearson gained share, benefiting from its lead in technology and customisation, and has now grown faster than the US higher education industry for 12 consecutive years.

•
Pearson’s pioneering ‘MyLab’ digital learning, homework and assessment programmes grew strongly with student registrations up 32% to more than 7.3 million.  Evaluation studies show that the use of MyLab programmes can significantly improve student test scores and institutional efficiency (http://bit.ly/fWPic0).

•
We launched LearningStudio, a broad suite of learning management technologies including eCollege and Fronter. We increased fully-online student enrolments by 54% to 8.3m.  Renewal rates remain high at approximately 90% by value.

Assessment and Information
•
Revenues at our Assessment and Information division were broadly level with 2009. State funding pressures made market conditions tough for our state assessment and teacher testing businesses; these were offset by good growth in diagnostic and clinical assessments.  Assessment and Information achieved good profit growth, benefiting from a shift to premium products and further efficiencies generated from the integration of the Harcourt Assessment business.

•
We renewed two important contracts, extending our long-standing relationships with the College Board to administer the SATs and with the Texas Education Agency to administer state-wide student assessments.

•	We continue to achieve strong growth in secure online testing, delivering 13.3 million online tests in 2010, up 41% over 2009.

•
Our market-leading student information systems businesses in the US continued to achieve rapid organic growth further boosted by the acquisition of Administrative Assistants Limited in 2010. We now support almost 16 million students, an increase of 49% over 2009.

•
We achieved strong growth with AIMSWEB, our progress monitoring service which enables early intervention and remediation for struggling students.  AIMSWEB now supports almost four million students, an increase of more than 20% on 2009.

School Curriculum
•
The US School publishing market grew 3.2% in 2010, according to the Association of American Publishers. State budgets continue to be under pressure but the industry returned to growth, benefiting from the stronger new adoption opportunity (total opportunity of $800m in 2010 against $500m in 2009).

•
Pearson gained share with a strong performance from enVisionMATH, Pearson’s pioneering digital math curriculum. A two-year study in elementary schools concluded that: “students using enVisionMath demonstrated significantly greater improvement in math computation, math problem-solving and math communication compared to students using other math programs." In computation, they jumped the equivalent of five grade levels in two years.

•
We acquired America’s Choice to boost Pearson’s services in school reform, a major focus of the US Department of Education. America’s Choice brings together instruction, assessment, leadership development, professional development, coaching and ongoing consulting services.

•
Successnet, our online learning platform for teachers and students which supports Pearson’s digital instruction, assessment and remediation programmes, grew strongly. It generated almost 6 million registrations in 2010, up 33% on 2009, with the number of assessments taken through the system increasing 53% to more than 8m.

•	We continue to develop digital programmes, platforms and mobile apps to boost achievement and to increase access and affordability. We successfully launched three major new school programmes:

o
digits (http://bit.ly/i9NcId), our digital middle school maths programme, provides powerful services for teachers including embedded assessment, differentiation of students and automation of administrative tasks. In field tests and pilots, digits helped to make teachers more efficient, doubling the amount of time they had to devote to instruction.

o
Writing Coach (http://www.phwritingcoach.com/), a blended print and online programme that helps middle and high school students in writing and grammar with personalised assignments and grading. Studies of classes using the technology behind Writing Coach show significant gains in writing proficiency as measured by district and state assessments.

o
Online Learning Exchange, an open education resource that allows teachers to create personalised digital learning programmes using standards-based Pearson content as well as teacher-generated material.

•
Poptropica (www.poptropica.com) is one of the largest virtual worlds for young children in the US with average monthly unique visitors growing by 40% to 8.1 million from more than 100 countries and speaking more than 70 languages.  Poptropica launched seven new islands and was the fifth most searched-for video game on google.com in 2010.

INTERNATIONAL EDUCATION

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales	1,234	1,035	19%	16%	6%
Adjusted operating profit	171	141	21%	10%	8%

Our International Education company is active in more than 70 countries. It is a major focus of our strategy, and sales and profits have doubled since 2006. Our strategy is to combine educational content, assessment, technologies and related services to help educational institutions become more effective and their students more successful. We expect to benefit from a series of powerful long-term global trends: increasing public and private spending on education (despite current pressures on public spending in developed markets); growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English as a global language.

Our International Education business has significant exposure to a wide range of currencies including the US dollar and the Euro. In 2010, currency movements boosted revenues by £38m and adjusted operating profits by £15m compared to 2009.

Key highlights in 2010 include:

Global
•
We acquired Wall Street Institute (WSI), which provides premium spoken English training for adults, for $101m in cash. WSI has about 340 franchised learning centres in 25 territories in Asia, Europe, the Middle East and Africa.

•
More than 660,000 students used our MyLab digital learning, homework and assessment programmes, an increase of more than 40%. They included 150,000 users of our online English-language products MyEnglishLabs and MyNorthStarLab, a 170% increase.

•
Our eCollege learning management system won new contracts in Malaysia and Colombia. Our Fronter learning management system continued to grow strongly with unique registrations rising more than 20% to 1.1 million students in more than 8,700 schools, colleges and universities around the world.

•
Pearson Learning Solutions, which combines products and services from across Pearson to deliver a systematic approach to improving student performance, won new contracts in South Africa, Malta, Vietnam and the UK.

UK
•
BTEC, our flagship vocational qualification, attracted more than 1.4 million student registrations, up 28% on 2009.  Research suggests that a BTEC National qualification can increase an individual’s lifetime earnings by up to £92,000. Registrations for our NVQ work-based learning qualification grew 45% to more than 165,000, and we introduced the BTEC Apprenticeship to serve the work-based learning market.

•
We marked more than 5.4 million A/AS Level and GCSE and Diploma scripts in the 2009-2010 academic year, with 90% now marked onscreen. Pearson marked and delivered 3.4 million tests in six weeks for the National Curriculum Tests at Key Stage 2.

•
Pearson announced plans to create a vocational degree to boost student access to higher education in the UK and around the world. The first phase of degree programmes will be developed in business, engineering, IT and health and social care.

•	We established a new school improvement business in the UK, which will work with schools to help them train teachers, improve strategic planning and structure teaching methods.

Continental Europe
•
In Italy, adoption of our Linx digital secondary science programme helped Pearson to grow strongly and become joint market leader for combined lower and upper secondary education. Linx is built around content from our North American science programmes customised for the Italian market. We began to develop a broader range and depth of digital products and services, including teacher training, to personalise learning and increase educational effectiveness.

•
In the Netherlands, we launched iPockets, the first fully digital Early English course for 4-8 year-olds in primary education. The course is 100% digital and subscription based and customised for the Dutch market.

Africa and the Middle East
•
In South Africa’s Western Cape province, we won a three-year contract to prepare, administer and report all Grade 9 student assessments. The tests focus on both individual student results and the systemic performance of schools and districts.

•
Pearson won new national contracts in Ethiopia, to supply 2.9m Biology and Physics learning materials for senior secondary grades 9 to 12. In Zimbabwe, we were awarded a contract by UNICEF to deliver 13.5 million textbooks to children in Grades 1-7 in mathematics, environmental science, English, Shona and Ndebele.

•
Pearson announced its intention to acquire a 75% stake in CTI Education Group of South Africa, one of South Africa’s leading private higher education institutions, for £31m in cash. CTI serves more than 9,000 students on 12 campuses.

•	We generated strong growth in the Gulf region in higher education with integrated technology products in Business & Economics and Science.

Asia
•
Student enrolments at our Wall Street English schools increased by 27%. We announced plans to open 50 new English-language centres in China, adding to the 66 centres and schools already operating under the Wall Street English and Longman English brands.

•
In January 2011, Pearson agreed to increase its shareholding in Indian education company TutorVista to a controlling 76% stake for a consideration of $127m. TutorVista supplies digital content and technology platforms, online tutoring and services to K-12 schools.

Latin America
•
Pearson agreed a strategic partnership with Sistema Educacional Brasileiro (SEB) in Brazil to provide services to its educational institutions and to acquire its school learning systems (‘sistema’) business for $517m. SEB serves more than 450,000 students across both private and public schools.

•
Our School curriculum business grew strongly, particularly in Mexico, Colombia, Chile and Peru, as we continued to build our locally developed materials as well as Spanish-language adaptations of US school programmes.

•	Strong growth of English Language Teaching materials across Latin America underpinned by performance in Brazil, Colombia, Argentina, Chile, Dominican Republic and Peru.

PROFESSIONAL

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales	333	275	21%	20%	6%
Adjusted operating profit	51	43	19%	16%	5%

Our Professional education business is focused on publishing, training, testing and certification for professionals. Over the past five years, we have increased operating profit from £17m in 2006 to £51m in 2010. We expect this business to benefit from rising demand for work-related skills and qualifications in both developed and developing markets, and from close connections with professional content and customers in other parts of Pearson.

Key highlights in 2010 include:

Professional testing
•
We continued to see good growth at Pearson VUE with test volumes up 3% on 2009 to approximately 8 million. Average revenues per test are increasing as we develop a broader range of services and enhance our systems and assessments to meet our customers’ current and future needs.

•
Pearson VUE renewed a number of major contracts including: the Driving Standards Agency (DSA) of Great Britain and the Driver & Vehicle Agency (DVA) of Northern Ireland; Cisco; and Colorado Department of Regulatory Agencies. On 11 January 2011, we announced a 12-year extension of our relationship with the Graduate Management Admission Council to administer the Graduate Management Admission Test.

•	We also won a number of new contracts to deliver computer-based tests in the US, UK and the Middle East, covering the real estate, accountancy, legal, healthcare, skills and finance sectors.

Professional publishing
•
Our Professional publishing business was level in 2010 with steady margins as strong growth in digital products and services offset continued challenging trading conditions in the retail market and international markets, as well as a planned reduction in the number of print titles published.

•
We launched online learning products with customisable content, assessment and personalised study paths and also delivered 450 hours of technical training through online subscriptions for the IT certification market.

•	We developed applications for social networks and mobile devices to extend the reach and accessibility of our content and videos available within our Safari Books Online platform.

Professional training
•
We acquired Melorio plc, one of the UK’s leading vocational training groups, for £98m, supporting our vocational education strategy by combining Melorio’s training delivery skills with our existing complementary strengths in educational publishing, technology and assessments. Melorio traded well in the second half of the year, securing a number of large key contracts for training delivery, and successfully graduating and placing the largest IT graduate cohort in the history of the business. Our investment in systems, streamlining the course offering and training centres and back office integration are all on track.

FINANCIAL TIMES GROUP

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales	403	358	13%	12%	9%
Adjusted operating profit	60	39	54%	54%	49%

The FT Group is a leading provider of essential information in attractive niches of the global business information market. These include insight, news and analysis and indices provided through a growing number of print, digital and mobile channels. In recent years, the FT Group has significantly shifted its business towards digital, subscription and content revenues and has continued to invest in talent and in services in faster-growing emerging markets. In 2010, digital and services accounted for 40% of FT Group revenues, up from 14% in 2006. Content revenues comprised 55% of total revenues, up from 33% in 2006, while advertising accounted for 45% of FT Group revenues, down from 67% in 2006.

Key highlights in 2010 include:

Financial Times
•
The FT produced strong and accelerating growth in its digital readership with digital subscriptions up over 50% to 207,000, more than 1,000 direct corporate customers and FT.com registered users up 79% to more than 3 million. It generated over 900,000 downloads of FT apps on mobile phones and tablet devices with new digital FT subscriptions through these channels growing rapidly.

•	FT’s combined paid print and digital circulation reached 597,000 in the fourth quarter of 2010.

•	After weak advertising markets in 2009, we saw good advertising growth in 2010 although the visibility for advertising revenues is poor.

•
We extended the breadth and depth of the FT’s premium subscription services through: the launch of FT Tilt, focused on emerging markets; the launch of MandateWire US, extending the reach of this successful European brand into new markets; and the acquisition of Medley Global Advisors, a premier provider of macro policy intelligence.

Mergermarket Group
•
The Mergermarket Group benefited from improving market conditions and its flexibility in adapting to new client investment strategies, which supported stronger renewal rates and new business revenues. An increase in global M&A activity benefited mergermarket and dealReporter; continued volatility in debt markets helped sustain the strong performance of DebtWire.

•	Strong growth in developing markets was supported by new product launches including our first local language version of mergermarket in China.

•	In March 2010, we acquired Xtract Research, which provides bond covenant data to help investors understand the impact of covenants on valuation.

Joint ventures
•
The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 3.7% to 1.47 million (for the July-December 2010 ABC period); total annual online visits increased to 118m, up 21% on 2009.

•	FTSE, our 50%-owned joint venture with the London Stock Exchange, increased revenues by 20% and acquired the remaining 50% of FXI, FTSE’s JV with Xinhua Finance in China.

•
Business Day and Financial Mail (BDFM), our 50% owned joint-venture in South Africa with Avusa, returned to profitability with revenue increasing by 5%.  The business benefited from a recovery in advertising and the closure of non-profitable operations.

PENGUIN

£ millions	2010	2009	Headline growth	CER growth	Underlying growth
Sales	1,053	1,002	5%	2%	6%
Adjusted operating profit	106	84	26%	10%	26%

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation. Over the past five years, Penguin’s profits have increased at an annual average rate of 8%.

In 2010 Penguin achieved record sales and profits in a challenging and rapidly-changing industry environment. Penguin’s profits were struck after making additional provisions for a number of credit exposures in the book retailing sector, including in relation to Borders in the US.

Our market share gains and improved profitability were the result of three factors in particular:

1.	An outstanding US publishing performance included a record number of bestsellers, an increase in market share and rapid expansion in emerging digital platforms and formats;

2.	Penguin in the UK celebrated the best year in its history, leading the bestseller lists and increasing its market share by two percentage points to 10%; and

3.	DK captured the benefits of its 2009 reorganisation, with sales of Lego Star Wars titles boosting revenue and the transfer of cost centres to India enhancing its margin.

Key highlights in 2010 include:

Global
•	A strong and consistent publishing performance across imprints and territories produced market share gains in the US, UK and Australia, our three largest markets.

•	Strong growth in developing markets was boosted by the launch of new imprints and the increasing breadth and depth of our local publishing programmes in India, China and South Africa.

•
Continued investment in global publishing with the launch of Penguin’s Classics in Portuguese and Arabic, joining existing Mandarin and Korean editions; the launch in India of a new imprint in partnership with bestselling author and superstar Shobhaa De; and the continued international roll-out of our non-fiction imprint Allen Lane in Canada.

Digital
•	eBook revenues were up 182% on the previous year and now account for 6% of Penguin revenues worldwide.

•
We accelerated our investment in digital products and innovation with new app releases in the children’s market including Spot, Peppa Pig, The Little Engine That Could, Ladybird’s Babytouch and the Mad Libs app, which was named one of the best apps at the 2010 E-Book Summit. For adults, we launched the groundbreaking myFry app; published the amplified ebook of Ken Follett’s international bestselling novel The Pillars of the Earth, featuring video, art and music from the original TV series; and we introduced ten DK Eyewitness Top Ten Travel Guides apps with more to follow in 2011.

•	Penguin continued to invest to transform its internal publishing processes onto Pearson-wide digital platforms, enabling faster product development and more efficient creation and re-use of content.

Publishing performance
•
Penguin performed strongly in the US with a broad range of number one bestsellers from repeat authors such as Charlaine Harris, Nora Roberts, Tom Clancy, Ken Follett and Patricia Cornwell. The #1 bestselling The Help by Kathryn Stockett stayed on the New York Times bestseller list for the whole of 2010 and has sold more than three million copies to date.

•
Our outstanding performance in the UK, resulting in our market share rising two percentage points to 10%, was led by Jamie Oliver’s 30 Minute Meals. It sold 1.2m copies to become the UK’s biggest selling non-fiction title in the last decade. Major bestsellers included Stephen Fry’s The Fry Chronicles (a bestseller in five formats - hardback, ebook, enhanced ebook, app and audio - a publishing first), Kathryn Stockett’s The Help, and The History of the World in 100 Objects (published in partnership with the BBC and the British Museum), as well as the Percy Jackson and Diary of a Wimpy Kid series.

•
DK produced a very good year thanks in part to its top-performing franchise LEGO (Lego Star Wars Visual Dictionary was on the New York Times bestseller list for the whole of 2010 with 18 weeks at number one).  Other bestselling titles included The Masterchef Cookbook, Complete Human Body and Natural History.  DK continues to benefit from the organisational changes made in 2009 as well as the ongoing development of its publishing centre in India.

•
Penguin Children’s had an excellent year in the US, with Penguin Young Readers Group achieving a record 39 New York Times bestsellers, and in the UK, where we reclaimed our position as the number one children’s publisher with significant market share gains.

•
In 2011, we will publish books from some of our leading authors including, in the US, Patricia Cornwell, Sue Grafton, Charlaine Harris, Nora Roberts, Henry Kissinger, Betty White, Richelle Mead, John Grisham and Eric Carle; and, in the UK, Jamie Oliver, Stephen Fry, Rob Brydon, Jeff Kinney, Rick Riordan and David Almond.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company’s publicly-filed documents, including the company’s Annual Report. The company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations increased by £523m or 10% from £5,140m in 2009 to £5,663m in 2010 and adjusted operating profit from continuing operations increased by £147m or 21% from £710m in 2009 to £857m in 2010.

On an underlying basis, sales increased by 5% in 2010 compared to 2009 and adjusted operating profit from continuing operations also grew by 14%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2010, currency movements increased sales by £128m (3%) and adjusted operating profit by £39m (6%) while portfolio changes increased sales by £120m (2%) and adjusted operating profit by £5m (1%).

Adjusted operating profit excludes amortisation of acquired intangibles, acquisition costs and gains and losses on business disposals but includes the adjusted profits from discontinued operations.  Statutory operating profit (from continuing operations) increased by £124m or 20% from £619m in 2009 to £743m in 2010. Statutory operating profit includes intangible amortisation, acquisition costs and other gains and losses arising from acquisitions and disposals but does not include the contribution from discontinued operations.

Discontinued operations

On 29 July 2010, Pearson’s 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data have been included as discontinued operations in these financial statements. Interactive Data’s adjusted operating profit for the seven months to the date of sale was £81m compared to a full year contribution in 2009 of £148m. Also included in discontinued operations in 2010 is the gain on sale of Interactive Data of £1,037m and the attributable tax charge of £306m. The total profit from discontinued operations after taking account of the above items, intangible amortisation, interest and related tax was £776m in 2010 compared to £85m in 2009.

Segmental analysis

During the course of 2010, a number of minor changes to management responsibilities in certain countries were made which have affected reported 2010 segmental numbers in Penguin, North American Education and International Education. The amounts concerned have no impact on the Group as a whole and have been treated as portfolio changes in 2010 for the purposes of calculating growth rates. The 2009 figures have not been restated as the amounts are not considered to be significant. The effect of these changes in the 2010 financial statements has been to reduce the sales and profits at Penguin by £41m and £12m respectively, to increase sales and profits at International Education by £52m and £3m respectively and to reduce sales by £11m and increase profits by £9m in the North American Education segment.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance costs relating to employee benefits. Net interest payable in 2010 was £73m, down from £85m in 2009.  This fall is mainly due to a reduction in average interest rates on our floating US dollar debt and the effect of lower average levels of net debt following the receipt of proceeds from the sale of Interactive Data. Finance charges relating to post-retirement plans were £12m in both 2010 and 2009.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2010, the total of these items excluded from adjusted earnings was a profit of £12m compared to a profit of £2m in 2009.

Taxation

The effective tax rate on adjusted earnings in 2010 was 25.2% which compares to an effective rate of 25.5% for 2009. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than the UK corporation tax rate (which had an effective statutory rate of 28% in 2010 and in 2009). These higher tax rates were offset by amortisation-related tax deductions and the utilisation of previously unrecognised operating tax losses and credits.

The reported tax charge on a statutory basis was £146m (21.8%) compared to a charge of £146m (27.9%) in 2009.  The reduction in the statutory rate is largely due to the recognition of tax losses and credits in the year including pre-acquisition and capital losses that were utilised in connection with the Interactive Data sale. The tax charge relating to that sale in July 2010 is included in the loss on discontinued businesses. Tax paid in 2010 was £335m compared to £103m in 2009 and includes £250m relating to the Interactive Data sale.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations.   The gain on translation of £173m in 2010 compares to a loss in 2009 of £388m and is principally due to movements in the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar weakened in 2009 from an opening rate of £1:$1.44 to a closing rate at the end of that year of £1:$1.61. At the end of 2010 the US dollar had strengthened slightly in comparison to the opening rate moving from £1:$1.61 to £1:$1.57.

Also included in other comprehensive income in 2010 is an actuarial gain of £71m in relation to post retirement plans. This gain largely arises from improved asset returns for the UK Group pension plan and compares to an actuarial loss in 2009 of £302m. The 2009 loss arose as the assumptions relating to inflation, mortality and the discount rate used in the actuarial valuation all contributed to an increase in the value of liabilities.

Non-controlling interest

The non-controlling interest in the income statement comprises mainly the publicly-held share of Interactive Data for the period to disposal in July 2010. There are also non-controlling interests in the Group’s businesses in South Africa, Nigeria, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s newly acquired Brazilian business, Sistema Educacional Brasiliero (SEB), is expected to be bought out in the first half of 2011.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits for continuing operations amounted to £102m in 2010 (2009: £90m) of which a charge of £90m (2009: £78m) was reported in operating profit and the net finance cost of £12m (2009: £12m) was reported against net finance costs.

The overall deficit on the UK Group plan of £189m at the end of 2009 has become a deficit of £5m at 31 December 2010. This decrease is principally due to an increased level of contributions in the year together with improved asset performance. In total, our worldwide deficit in respect of pensions and post retirement benefits fell from a deficit of £339m in 2009 to a deficit of £148m at the end of 2010.

Dividends

The dividend accounted for in our 2010 financial statements totalling £292m represents the final dividend in respect of 2009 (23.3p) and the interim dividend for 2010 (13.0p).  We are proposing a final dividend for 2010 of 25.7p, bringing the total paid and payable in respect of 2010 to 38.7p, a 9.0% increase on 2009. This final 2010 dividend was approved by the Board in February 2011, is subject to approval at the forthcoming AGM and will be charged against 2011 profits. For 2010, the dividend is covered 2.0 times by adjusted earnings.

Return on invested capital (ROIC)

Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC increased by 1.4 percentage points from 8.9% in 2009 to 10.3% in 2010. Improved profit performance and a reduction in working capital were the main drivers behind the increase. Although cash tax rates were low in 2010 we expect an increase in tax payments in 2011 as US tax losses are now fully utilised.
CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2010

		2010	2009
all figures in £ millions	note

Continuing operations

Sales	2	5,663	5,140
Cost of goods sold		(2,588)	(2,382)
Gross profit		3,075	2,758

Operating expenses		(2,373)	(2,169)
Share of results of joint ventures and associates		41	30
Operating profit	2	743	619

Finance costs	3	(109)	(122)
Finance income	3	36	26
Profit before tax	4	670	523
Income tax	5	(146)	(146)
Profit for the year from continuing operations		524	377

Discontinued operations

Profit for the year from discontinued operations	8	776	85

Profit for the year		1,300	462

Attributable to:
Equity holders of the company		1,297	425
Non-controlling interest		3	37

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	161.9p	53.2p
Diluted	6	161.5p	53.1p

Earnings per share from continuing operations (in pence per share)
Basic	6	66.0p	47.0p
Diluted	6	65.9p	47.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2010

	2010	2009
all figures in £ millions

Profit for the year	1,300	462

Net exchange differences on translation of foreign operations	173	(388)
Currency translation adjustment disposed	13	-
Actuarial gains / (losses) on retirement benefit obligations	71	(302)
Net increase in fair values of proportionate holding arising on stepped acquisition	-	18
Taxation on items recognised in other comprehensive income	(41)	91
Other comprehensive income / (expense) for the year	216	(581)

Total comprehensive income / (expense) for the year	1,516	(119)

Attributable to:
Equity holders of the company	1,502	(127)
Non-controlling interest	14	8

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2010

		2010	2009
all figures in £ millions	note

Property, plant and equipment		366	388
Intangible assets	12	5,467	5,129
Investments in joint ventures and associates		71	30
Deferred income tax assets		276	387
Financial assets – Derivative financial instruments		134	112
Other financial assets		58	62
Trade and other receivables		129	112
Non-current assets		6,501	6,220

Intangible assets – Pre-publication		647	650
Inventories		429	445
Trade and other receivables		1,337	1,284
Financial assets – Derivative financial instruments		6	-
Financial assets – Marketable securities		12	63
Cash and cash equivalents (excluding overdrafts)		1,736	750
Current assets		4,167	3,192

Total assets		10,668	9,412

Financial liabilities – Borrowings		(1,908)	(1,934)
Financial liabilities – Derivative financial instruments		(6)	(2)
Deferred income tax liabilities		(471)	(473)
Retirement benefit obligations		(148)	(339)
Provisions for other liabilities and charges		(42)	(50)
Other liabilities	13	(246)	(253)
Non-current liabilities		(2,821)	(3,051)

Trade and other liabilities	13	(1,605)	(1,467)
Financial liabilities – Borrowings		(404)	(74)
Financial liabilities – Derivative financial instruments		-	(7)
Current income tax liabilities		(215)	(159)
Provisions for other liabilities and charges		(18)	(18)
Current liabilities		(2,242)	(1,725)

Total liabilities		(5,063)	(4,776)

Net assets		5,605	4,636

Share capital		203	203
Share premium		2,524	2,512
Treasury shares		(137)	(226)
Reserves		2,948	1,856
Total equity attributable to equity holders of the company		5,538	4,345
Non-controlling interest		67	291
Total equity		5,605	4,636

The condensed consolidated financial statements were approved by the Board on 27 February 2011.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2010

	Equity attributable to the equity holders of the company
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
all figures in £ millions

2010
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Total comprehensive income	-	-	-	175	1,327	1,502	14	1,516
Equity-settled transactions	-	-	-	-	50	50	-	50
Tax on equity-settled transactions	-	-	-	-	4	4	-	4
Issue of ordinary shares under share option schemes	-	12	-	-	-	12	-	12
Purchase of treasury shares	-	-	(77)	-	-	(77)	-	(77)
Release / cancellation of treasury shares	-	-	166	-	(166)	-	-	-
Changes in non-controlling interest	-	-	-	-	(6)	(6)	(231)	(237)
Dividends	-	-	-	-	(292)	(292)	(7)	(299)
At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

2009
At 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive income	-	-	-	(359)	232	(127)	8	(119)
Equity-settled transactions	-	-	-	-	37	37	-	37
Tax on equity-settled transactions	-	-	-	-	6	6	-	6
Issue of ordinary shares under share option schemes	1	7	-	-	-	8	-	8
Purchase of treasury shares	-	-	(33)	-	-	(33)	-	(33)
Release of treasury shares	-	-	29	-	(29)	-	-	-
Put option over non-controlling interest	-	-	-	-	(23)	(23)	-	(23)
Changes in non-controlling interest	-	-	-	-	-	-	24	24
Dividends	-	-	-	-	(273)	(273)	(15)	(288)
At 31 December 2009	203	2,512	(226)	227	1,629	4,345	291	4,636

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2010

		2010	2009
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	16	1,169	1,012
Interest paid		(78)	(90)
Tax paid		(85)	(103)
Net cash generated from operating activities		1,006	819

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(535)	(208)
Acquisition of joint ventures and associates		(22)	(14)
Purchase of investments		(7)	(10)
Purchase of property, plant and equipment		(76)	(62)
Proceeds from sale of property, plant and equipment		-	1
Purchase of intangible assets		(56)	(58)
Disposal of subsidiaries, net of cash disposed		984	-
Tax paid on disposal of subsidiaries		(250)	-
Interest received		10	3
Dividends received from joint ventures and associates		23	22
Net cash generated from / (used in) investing activities		71	(326)

Cash flows from financing activities
Proceeds from issue of ordinary shares		12	8
Purchase of treasury shares		(77)	(33)
Proceeds from borrowings		241	296
Liquid resources disposed / (acquired)		53	(13)
Repayment of borrowings		(13)	(343)
Finance lease principal payments		(3)	(2)
Dividends paid to company’s shareholders		(292)	(273)
Dividends paid to non-controlling interests		(6)	(20)
Transactions with non controlling interests		(7)	14
Net cash used in financing activities		(92)	(366)

Effects of exchange rate changes on cash and cash equivalents		(1)	(36)
Net increase in cash and cash equivalents		984	91

Cash and cash equivalents at beginning of year		680	589
Cash and cash equivalents at end of year		1,664	680

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. Included in the figures above are net cash generated from / (used in) discontinued operations as follows: operating activities £85m (2009: £132m); investing activities excluding net cash on disposal £(35)m (2009: £(23)m); financing activities £49m (2009: £(80)m).
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2010

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2009 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

On 1 January 2010, the Group adopted IFRS 3 (revised) ‘Business Combinations’ which has led to a change in accounting for acquisitions that complete after that date. This standard has been applied to acquisitions made in 2010 and has had two main effects when compared to the treatment of acquisitions made in prior years. Firstly, acquisition costs have been expensed in the income statement rather than being capitalised in goodwill and secondly the gains and losses arising from the revaluation of previously held interests following business combinations achieved in stages have been recognised in the income statement rather than in other comprehensive income.

The 2009 Annual Report refers to other new standards effective from 1 January 2010.  Apart from IFRS 3 (revised), none of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2009 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2010. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors later in March 2011.  Accordingly, the financial information for 2010 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2009 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2009 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

2.	Segment information

The Group is organised into five segments: North American Education; International Education; Professional; Financial Times Group (FT Group); and Penguin. The results of the Interactive Data segment have been shown as discontinued.

	2010	2009
all figures in £ millions

Sales
North American Education	2,640	2,470
International Education	1,234	1,035
Professional	333	275
Pearson Education	4,207	3,780
FT Group	403	358
Penguin	1,053	1,002
Sales – continuing operations	5,663	5,140
Sales – discontinued operations	296	484
Total sales	5,959	5,624

Adjusted operating profit
North American Education	469	403
International Education	171	141
Professional	51	43
Pearson Education	691	587
FT Group	60	39
Penguin	106	84
Adjusted operating profit – continuing operations	857	710
Adjusted operating profit – discontinued operations	81	148
Total adjusted operating profit	938	858

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £3m (2009: £24m) and the Professional business made inter-segment sales to the other education businesses of £5m (2009: £7m).

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group.  In 2010, we have excluded a profit of £1,037m relating to Interactive Data, which is disclosed in discontinued operations (note 8), a profit of £12m relating to a gain in fair values on a stepped acquisition by an associate and a loss of £10m relating to the part disposal of an interest in a subsidiary. There were no other net gains and losses in 2009.

Amortisation of acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the Group.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

2.	Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

all figures in £ millions	North American Education	International Education	Professional	FT Group	Penguin	Total
	2010

Adjusted operating profit – continuing	469	171	51	60	106	857
Other net gains and losses	-	(10)	-	12	-	2
Acquisition costs	(1)	(7)	(2)	(1)	-	(11)
Amortisation of acquired intangibles	(53)	(35)	(7)	(9)	(1)	(105)
Operating profit	415	119	42	62	105	743

	2009

Adjusted operating profit – continuing	403	141	43	39	84	710
Amortisation of acquired intangibles	(49)	(32)	(1)	(8)	(1)	(91)
Operating profit	354	109	42	31	83	619
Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

3.	Net finance costs

	2010	2009
all figures in £ millions

Net interest payable	(73)	(86)
Finance costs in respect of retirement benefits	(12)	(12)
Net foreign exchange gains /(losses)	9	(7)
Other gains on financial instruments in a hedging relationship:
- fair value hedges	-	3
Other gains on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	2	3
- derivatives	1	3
Net finance costs	(73)	(96)

Analysed as:
Finance costs	(109)	(122)
Finance income	36	26
Net finance costs	(73)	(96)

Analysed as:
Net interest payable – continuing operations	(73)	(86)
Net interest receivable – discontinued operations	-	1
Finance cost in respect of retirement benefits	(12)	(12)
Net finance costs reflected in adjusted earnings	(85)	(97)
Other net finance income	12	2
Less: net interest receivable – discontinued operations	-	(1)
Net finance costs	(73)	(96)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of calculating adjusted earnings, we have excluded certain foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

4.	Profit before tax

		2010	2009
all figures in £ millions	note

Profit before tax – continuing operations		670	523
Add back: amortisation of acquired intangibles	2	105	91
Add back: acquisition costs	2	11	-
Add back: other gains and losses	2	(2)	-
Add back: other net finance income	3	(12)	(2)
Adjusted profit before tax - continuing operations		772	612
Adjusted profit before tax - discontinued operations		81	149
Total adjusted profit before tax		853	761

5.	Income tax

	2010	2009
all figures in £ millions

Income tax charge – continuing operations	(146)	(146)
Add back: tax benefit on amortisation of acquired intangibles	(35)	(33)
Add back: tax benefit on acquisition costs	(4)	-
Add back: tax benefit on other gains and losses	(1)	-
Add back: tax charge on other net finance income	3	1
Add back: tax benefit on recognition of pre-acquisition and capital losses	(37)	-
Tax amortisation benefit on goodwill and intangibles	36	36
Adjusted income tax charge - continuing operations	(184)	(142)
Adjusted income tax charge - discontinued operations	(31)	(52)
Total adjusted income tax charge	(215)	(194)

Tax rate reflected in adjusted earnings	25.2%	25.5%
The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4). Also excluded from the adjusted income tax charge, is the tax benefit from recognition of pre-acquisition and capital losses as these do not relate to the Group’s previous operating activities.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2010	2009
all figures in £ millions

Profit for the year from continuing operations	524	377
Non-controlling interest	5	(1)
Earnings from continuing operations	529	376
Profit for the year from discontinued operations	776	85
Non-controlling interest	(8)	(36)
Earnings	1,297	425

Weighted average number of shares (millions)	801.2	799.3
Effect of dilutive share options (millions)	1.8	0.8
Weighted average number of shares (millions) for diluted earnings	803.0	800.1

Earnings per share from continuing and discontinued operations
Basic	161.9p	53.2p
Diluted	161.5p	53.1p

Earnings per share from continuing operations
Basic	66.0p	47.0p
Diluted	65.9p	47.0p

7.	Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

7.	Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortis-ation of acquired intangibles	Other net finance income /costs	Tax amortis-ation benefit	Adjusted Income statement
all figures in £ millions	note

2010
Operating profit	2	743	81	(2)	11	105	-	-	938

Net finance costs	3	(73)	-	-	-	-	(12)	-	(85)
Profit before tax	4	670	81	(2)	11	105	(12)	-	853
Income tax	5	(146)	(31)	(38)	(4)	(35)	3	36	(215)
Profit for the year – continuing		524	50	(40)	7	70	(9)	36	638

Profit for the year – discontinued	8	776	(50)	(731)	-	5	-	-	-

Profit for the year		1,300	-	(771)	7	75	(9)	36	638

Non-controlling interest		(3)	-	(12)	-	(2)	-	-	(17)

Earnings		1,297	-	(783)	7	73	(9)	36	621

Weighted average number of shares (millions)									801.2

Adjusted earnings per share									77.5p

Other net gains and losses in the table above includes the tax benefit from recognition of pre-acquisition and capital losses (see note 5).
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

7.	Adjusted earnings per share continued

		Statutory Income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortis-ation of acquired intangibles	Other net finance income / costs	Tax amortis-ation benefit	Adjusted Income statement
all figures in £ millions	note

2009
Operating profit	2	619	148	-	-	91	-	-	858

Net finance costs	3	(96)	1	-	-	-	(2)	-	(97)
Profit before tax	4	523	149	-	-	91	(2)	-	761
Income tax	5	(146)	(52)	-	-	(33)	1	36	(194)
Profit for the year – continuing		377	97	-	-	58	(1)	36	567

Profit for the year – discontinued	8	85	(97)	-	-	8	-	4	-

Profit for the year		462	-	-	-	66	(1)	40	567

Non-controlling interest		(37)	-	-	-	(5)	-	(2)	(44)

Earnings		425	-	-	-	61	(1)	38	523

Weighted average number of shares (millions)									799.3

Adjusted earnings per share									65.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

8.	Discontinued operations

On 29 July 2010, Pearson’s 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data have been included as discontinued operations in these financial statements. There are no other discontinued operations in either 2010 or 2009.

The sales and profit for the year on discontinued operations are analysed below.

	2010	2009
all figures in £ millions

Sales by discontinued operations	296	484

Operating profit before intangible amortisation	81	148
Intangible amortisation	(8)	(12)
Finance income	-	1
Attributable tax expense	(28)	(52)
Profit after tax before sale of discontinued operations	45	85

Profit before tax on sale of discontinued operations	1,037	-
Attributable tax expense	(306)	-
Profit after tax on sale of discontinued operations	731	-

Profit for the year from discontinued operations	776	85

Profit before tax	1,110	137
Attributable tax expense	(334)	(52)
Profit for the year from discontinued operations	776	85

Operating profit included in adjusted earnings	81	148
Finance income	-	1
Attributable tax expense	(31)	(52)
Profit for the year included in adjusted earnings	50	97
Intangible amortisation	(8)	(12)
Attributable tax benefit	3	4
Profit before tax on sale of discontinued operations	1,037	-
Attributable tax expense	(306)	-
Less: Tax amortisation benefit on goodwill and intangibles	-	(4)
Profit for the year from discontinued operations	776	85

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

8.	Discontinued operations continued

The profit on sale of discontinued operations is analysed below:

	2010	2009
all figures in £ millions

Proceeds received	1,234	-
Costs	(43)	-
Net assets disposed	(141)	-
Profit on sale before cumulative translation adjustment	1,050	-
Cumulative translation adjustment	(13)	-
Profit on sale before tax	1,037	-
Attributable tax expense	(306)	-
Profit on sale after tax	731	-

9.	Dividends

	2010	2009
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	292	273

The directors are proposing a final dividend of 25.7p per equity share, payable on 6 May 2011 to shareholders on the register at the close of business on 8 April 2011. This dividend, which will absorb an estimated £206m of shareholders’ funds, has not been included as a liability as at 31 December 2010.

10.	Related parties

Apart from transactions with the Group’s associates and joint ventures, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

11.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2010	2009

average rate for profits	1.54	1.57
Year end rate	1.57	1.61

12.	Intangible assets

	2010	2009
all figures in £ millions

Goodwill	4,568	4,346
Other intangibles	899	783
Total intangibles	5,467	5,129

	2010	2009
all figures in £ millions

Trade payables	(470)	(448)
Accruals	(559)	(469)
Deferred income	(559)	(466)
Other liabilities	(263)	(251)
Trade and other liabilities – continuing operations	(1,851)	(1,634)
Trade and other liabilities – discontinued operations	-	(86)
Total trade and other liabilities	(1,851)	(1,720)

Analysed as:
Trade and other liabilities – current	(1,605)	(1,467)
Other liabilities – non-current	(246)	(253)
Total trade and other liabilities	(1,851)	(1,720)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school and newspaper businesses; and obligations to deliver digital content in future periods.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

14.	Business combinations

On 17 June 2010, the Group acquired Melorio plc, one of the UK’s leading vocational training groups. On 22 July 2010, the Group announced that it had entered into an agreement to purchase the learning systems business of Sistema Educacional Brasiliero (SEB), one of Brazil’s leading education companies. The agreement provided for the acquisition of the business in two tranches – the first of these tranches representing 69% of the business was acquired on 1 September 2010 and the remaining tranche is expected to be acquired in the first half of 2011. On 19 August 2010, the Group completed the acquisition of Wall Street Institute Education S.a.r.l. (WSI). WSI provides spoken English training for adults through a combination of web-based content, classroom instruction and digital and printed materials. The acquisition of America’s Choice Inc., a provider of educational solutions for states and school districts in the US, was completed on 7 September 2010. Apart from SEB, the Group has acquired a 100% interest in the acquisitions above. The Group also completed the acquisition of Medley Global Advisors LLC and various other smaller acquisitions in the year.

Provisional values for the assets and liabilities arising from acquisitions completed in the year together with adjustments to prior year acquisitions are set out below.

	Melorio	SEB	WSI	America’s Choice	Other	Total
all figures in £ millions

Property, plant and equipment	4	7	3	-	3	17
Intangible assets	89	103	32	24	37	285
Intangible assets – Pre-publication	-	3	-	-	6	9
Inventories	-	5	1	1	(5)	2
Trade and other receivables	8	13	8	7	5	41
Cash and cash equivalents	3	5	2	12	4	26
Financial liabilities – Borrowings	(13)	-	-	-	-	(13)
Trade and other liabilities	(9)	(10)	(14)	(5)	1	(37)
Current income tax liabilities	-	-	(3)	-	-	(3)
Net deferred income tax liabilities	(24)	-	(3)	(4)	(6)	(37)
Provisions for other liabilities and charges	(10)	-	-	-	-	(10)
Retirement benefit obligations	-	-	-	-	(1)	(1)
Non-controlling interest	-	(39)	-	-	-	(39)
Net assets acquired at fair value	48	87	26	35	44	240
Goodwill	50	141	39	30	28	288
Total	98	228	65	65	72	528
Satisfied by:
Cash	(98)	(228)	(65)	(65)	(74)	(530)
Deferred consideration	-	-	-	-	(8)	(8)
Net prior year adjustments	-	-	-	-	10	10
Total consideration	(98)	(228)	(65)	(65)	(72)	(528)

Although the Group has announced the acquisition of CTI Education Group and the increased stake in Tutorvista, these transactions did not complete until 2011 (see note 18).
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

14.	Business combinations continued

The net cash outflow on acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash – Current year acquisitions	(530)
Deferred payments for prior year acquisitions and other items	(20)
Cash and cash equivalents acquired	26
Acquisition costs paid	(11)
Net cash outflow on acquisitions	(535)

In total, acquisitions completed in the year contributed an additional £84m of sales and £6m of operating profit before acquisition costs and intangible amortisation. If the acquisitions had completed on 1 January 2010 then we estimate that sales for the year would have been £5,799m and profit before tax would have been £676m.

15.	Net debt

	2010	2009
all figures in £ millions

Non-current assets
Derivative financial instruments	134	112
Current assets
Derivative financial instruments	6	-
Marketable securities	12	63
Cash and cash equivalents (excluding overdrafts)	1,736	750
Non-current liabilities
Borrowings	(1,908)	(1,934)
Derivative financial instruments	(6)	(2)
Current liabilities
Borrowings	(404)	(74)
Derivative financial instruments	-	(7)
Net debt	(430)	(1,092)

In May 2010, Pearson issued $350m 4.0% Notes due in 2016. The proceeds have been used to pay for acquisitions with the balance being applied to net debt. In November 2010, the Group renegotiated a new $1,750m committed revolving credit facility which matures in November 2015. At 31 December 2010, this facility was undrawn.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

16.	Cash flows

		2010	2009
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		1,300	462
Income tax		480	198
Depreciation and amortisation charges		246	232
Loss on sale of property, plant and equipment (PPE)		3	2
Profit on sale of businesses		(1,027)	-
Acquisition costs		11	-
Net finance costs		73	95
Share of results of joint ventures and associates		(41)	(30)
Share-based payment costs		39	37
Net foreign exchange adjustment		(3)	(14)
Pre-publication		29	(16)
Inventories		37	32
Trade and other receivables		(82)	(14)
Trade and other liabilities		165	103
Retirement benefit obligations		(64)	(72)
Provisions		3	(3)
Net cash generated from operations		1,169	1,012

Dividends from joint ventures and associates		23	22
Net purchase of PPE including finance lease principal payments		(79)	(63)
Purchase of intangible assets		(56)	(58)
Operating cash flow		1,057	913
Operating tax paid		(85)	(103)
Net operating finance costs paid		(68)	(87)
Free cash flow		904	723
Dividends paid (including to non-controlling interests)		(298)	(293)
Net movement of funds from operations		606	430
Acquisitions and disposals (net of tax)		150	(218)
Purchase of treasury shares		(77)	(33)
New equity		12	8
Other movements on financial instruments		2	3
Net movement of funds		693	190
Exchange movements on net debt		(31)	178
Total movement in net debt		662	368
Opening net debt		(1,092)	(1,460)
Closing net debt	15	(430)	(1,092)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2010

17.	Return on invested capital (ROIC)

		2010	2009
all figures in £ millions	note

Adjusted operating profit	2	938	858
Less: operating tax paid	16	(85)	(103)
Return		853	755

Average: Goodwill		6,071	6,036
Average: Other non-current intangibles		1,270	1,158
Average: Intangible assets – Pre-publication		665	675
Average: Tangible fixed assets and working capital		309	635
Average: Total invested capital		8,315	8,504

ROIC		10.3%	8.9%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

18.	Events after the balance sheet date

On 22 November 2010, the Group announced the proposed acquisition of a 75% stake in CTI Education Group, a leading South African education company for £31m. As at the end of December 2010, this acquisition had not been completed but is expected to complete in the first half of 2011.

On 18 January 2011, the Group announced that it had agreed to increase its shareholding in Tutorvista, the Bangalore based tutoring services company, to a controlling 76% stake for a consideration of $127m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 February, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary